Filed by Blue Owl Capital Corporation III

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Blue Owl Capital Corporation III

Commission File No. 814-01345

Blue Owl Capital Corporation III Investor Letter

August 7, 2024

Dear Investor,

We are excited to announce that Blue Owl Capital Corporation III (“OBDE”) and Blue Owl Capital Corporation (“OBDC”) have entered into a definitive merger agreement, pursuant to which OBDC has agreed to acquire 100% of OBDE in a stock-for-stock transaction. The proposed merger is subject to certain shareholder approvals and other customary closing conditions and is expected to close in the first quarter of 2025.

No immediate action is required at this time. In the next few months, all OBDC and OBDE shareholders will receive instructions explaining how they can vote on the proposals relating to the proposed merger. In connection with the proposed merger, OBDC and OBDE will file a joint proxy statement/prospectus with the SEC, and OBDC will file a registration statement on Form N-14 that will include the joint proxy statement and a prospectus of OBDC. We encourage investors to review that registration statement along with any subsequent SEC filings relating to this merger announcement.

Summary of the Merger Agreement

•	There will be no changes to either the management team or the investment strategy following the completion of the proposed merger.

•

At the time of closing, OBDE investors will receive newly issued shares of OBDC based on an exchange ratio determined prior to closing. The exchange ratio will be calculated based upon (i) the NAV per share of OBDC and OBDE as determined within 48 hours of the merger closing and (ii) the market price of shares of OBDC within 48 hours of the merger closing. The final exchange ratio will be communicated to investors on the day of closing.

•

Subject to approval by the OBDE Board of Directors, we do not anticipate any changes to the calculation of dividends of OBDE between this announcement and the closing of the proposed merger. Dividends previously declared but not yet paid at the time of the closing of the proposed merger will have their payment accelerated.

•	Undistributed net investment income and net realized capital gains will be paid to OBDE investors after closing.

•

Two pre-listing lock-ups remain on OBDE shares and are scheduled to expire on October 21, 2024 and January 24, 2025. If the merger closes before January 24, 2025, the remaining lock-up will be waived and OBDE shareholders will be free to trade newly issued OBDC shares upon closing of the merger.

Additional communications relating to this merger announcement will be posted to each Fund’s respective websites:

OBDE – www.blueowlcapitalcorporationiii.com

OBDC – www.blueowlcapitalcorporation.com

Thank you very much for your support.

Sincerely,

Jonathan Lamm

Chief Financial Officer

Any questions?
Email: ServiceDesk@blueowl.com
Copyright © Blue Owl Capital Inc. 2024. All rights reserved

Forward-Looking Statements

Some of the statements in this letter constitute forward-looking statements because they relate to future events, future performance or financial condition of OBDC or OBDE or the two-step merger (collectively, the “Mergers”) of OBDE with and into OBDC. The forward-looking statements may include statements as to: future operating results of OBDC and OBDE and distribution projections; business prospects of OBDC and OBDE and the prospects of their portfolio companies; and the impact of the investments that OBDC and OBDE expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this letter involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Mergers; (iv) the percentage of OBDC and OBDE shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine and the escalated conflict in the Middle-East, including the Israel-Hamas conflict, and general uncertainty surrounding the financial and political stability of the United States (including uncertainties related to the 2024 U.S. presidential election), the United Kingdom, the European Union and China, on financial market volatility, global economic markets, and various markets for commodities globally such as oil and natural gas; (xi) future changes in law or regulations; (xii) conditions to OBDC’s and OBDE’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) an economic downturn, elevated interest and inflation rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, and the risk of recession or a shutdown of government services could impact business prospects of OBDC and OBDE and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of Blue Owl Credit Advisors LLC to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of Blue Owl Credit Advisors LLC to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OBDC’s and OBDE’s publicly disseminated documents and filings with the Securities and Exchange Commission (“SEC”). OBDC and OBDE have based the forward-looking statements included in this letter on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OBDC and OBDE undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OBDC and OBDE in the future may file with the SEC, including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Merger, OBDC and OBDE plan to file with the SEC and mail to their respective shareholders a joint proxy statement/ prospectus on Form N-14 (the “Joint Proxy Statement”). The Joint Proxy Statement will contain important information about OBDC, OBDE, the Merger and related matters. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OBDC AND OBDE ARE URGED TO READ THE JOINT PROXY STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OBDC, OBDE, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OBDC, from OBDC’s website at https://www.blueowlcapitalcorporation.com and for documents filed by OBDE, from OBDE’s website at https://www.blueowlcapitalcorporationiii.com.

Participation in the Solicitation

OBDC, its directors, certain of its executive officers and certain employees and officers of Blue Owl Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OBDC is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. OBDE, its directors, certain of its executive officers and certain employees and officers of Blue Owl Diversified Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OBDE is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OBDC and OBDE shareholders in connection with the Merger will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

Any questions?
Email: ServiceDesk@blueowl.com
Copyright © Blue Owl Capital Inc. 2024. All rights reserved